

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2023

Geoffrey Gwin
Chief Executive Officer
Eastside Distilling, Inc.
2321 NE Argyle Street, Unit D
Portland, Oregon 97211

> **Re: Eastside Distilling, Inc.**
> **Registration Statement on Form S-1**
> **Filed on October 25, 2023**
> **File No. 333-275160**

Dear Geoffrey Gwin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Robert Brantl